SO 3/3/03

AB

SECURITI 03001651 SSION
Washington, D.C. 20549

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MAIL PROCESSING SECTION
RECEIVED
FEB 27 2003
WASH. D.C. 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48310

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AURUM SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

84 WEST SANTA CLARA STREET, SUITE 690
(No. and Street)

SAN JOSE (City) CA (State) 95113 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ATEF ELTOUKNY (408) 938-6580
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAUTZE & LAUTZE CPAs & FINANCIAL ADVISORS
(Name — *if individual, state last, first, middle name*)

111 WEST ST. JOHN STREET, SUITE 1010, SAN JOSE, CA 95113
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AURUM SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

For the Year Ended December 31, 2002

CONTENTS

LAUTZE & LAUTZE
CPAs & FINANCIAL ADVISORS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Aurum Securities Corp.
San Jose, California

We have audited the accompanying statement of financial condition of **Aurum Securities Corp.** (the Company) as of December 31, 2002 and the related statements of loss and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The data contained in Schedules I, II, III, and IV is presented, as supplementary information required by rules 15c3-3 and 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lautze & Lautze

San Jose, California
January 30, 2003

AURUM SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

Assets

Cash	$ 238,366
Cash clearing account	20,000
Commissions receivable	52,810
Prepaid expenses	10,185
Prepaid income tax	7,375
Investment in affiliate	532,438
Investments	17,786
Total assets	$ 878,960

Liabilities and Stockholder's Equity

Accounts payable	$ 100,210
Total liabilities	100,210
Contingencies	
Stockholder's equity:	
Common stock, no par value; 10,000 shares authorized; 100 shares issued and outstanding	67,136
Retained earnings	711,614
Total stockholder's equity	778,750
Total liabilities and stockholder's equity	$ 878,960

See independent auditors' report and notes to financial statements.

AURUM SECURITIES CORP.
STATEMENT OF LOSS
For The Year Ended December 31, 2002

Commission income		$ 1,946,567
Operating expenses:		
Clearing charges		34,087
Commission		1,307,487
Insurance		21,728
Licenses and fees		15,228
Loss on investment		97,593
Network connectivity		11,168
Office		894
Professional fees		49,070
Shared administrative expenses		285,496
Wages		178,581
	Total operating expenses	2,001,332
	Net operating loss	(54,765)
Other income:		
Dividend income		734
Miscellaneous		4,103
	Net loss before provision for income tax	(49,928)
	Provision for income tax	800
	Net loss	$ (50,728)

See independent auditors' report and notes to financial statements.

AURUM SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For The Year Ended December 31, 2002

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balances, beginning of year	$ 67,136	$ 827,342	$ 894,478
Net loss	-	(50,728)	(50,728)
Distributions to stockholders	-	(100,000)	(100,000)
Prior year adjustment for unrecorded cash	-	35,000	35,000
Balances, end of year	$ 67,136	$ 711,614	$ 778,750

See independent auditors' report and notes to financial statements.

AURUM SECURITIES CORP.
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2002

Cash flows from operating activities:	
Net loss	$ (50,728)
Adjustments to reconcile net loss to net cash used by operating activities:	
Unrealized gain	(16,267)
Unrealized depreciation of investment in affiliate	152,352
Increase (decrease) in assets:	
Commissions receivable	289,146
Prepaid expenses	6,445
Prepaid income tax	(3,662)
Decrease in accounts payable	(261,033)
Net adjustments	166,981
Net cash used by operating activities	116,253
Cash flows from investing activities:	
Purchase of investments	3,927,466
Proceeds from investments	(3,896,712)
Net cash provided by investing activities	30,754
Cash flows from financing activities:	
Distribution to stockholders	(100,000)
Net cash provided by financing activities	(100,000)
Net increase in cash	47,007
Cash:	
Beginning of year	191,359
End of year	$ 238,366
Cash paid during the year for:	
Income taxes	$ 800

See independent auditors' report and notes to financial statements.

AURUM SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Aurum Securities Corp. (the Company) was incorporated in California in April 1995. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers (NASD) and sells mutual funds.

In February 1998, the Company changed its name from GGFG Securities Corp. to Aurum Securities Corp.

Revenue Recognition

Commission income and the related receivables are recognized as of the settlement date. Commissions are generally collected within 30 - 45 days and are all considered collectible in the normal course of operations.

Income Tax

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. The income tax provision for financial statement purposes is computed using the current state income tax rate for S corporations. The stockholder is liable for federal and state income taxes on the Company's taxable income. California law is much the same as federal with the exception that the Company must pay a 1.5% tax. Accordingly, the tax provision on the Company's books reflects only the state tax liability.

Cash Equivalents

All highly liquid debt instruments with a maturity of three months or less as of the date of purchase are considered to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Risk

The Company maintains its cash in bank deposit accounts, which may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

2. CASH CLEARING ACCOUNT

The Company has a $20,000 deposit with NSCC Clearing, the clearing broker-dealer, which is required by the clearing firm as a security deposit.

3. NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital and a net capital requirement of $114,198 and $100,000, respectively.

4. CONTINGENCIES

The Company stockholders were engaged in a lawsuit in 2001 that was settled on June 21, 2002. As a result of the settlement, one of the stockholders personally bought out the other stockholder. During 2002, the Company incurred $25,000 in legal expenses related to this lawsuit. The Company should not be liable in the future for any expenses associated with this matter.

5. RELATED PARTY TRANSACTIONS

The Company entered into a shared resource lease agreement with Aurum Capital Management Corporation (ACM), a Corporation with common ownership. ACM leases to the Company, employees, office furniture and equipment, telephones, computer networks and office space. The Company records these costs as shared administrative expenses. Shared administrative expenses are paid to ACM in monthly installments calculated at 30% for January 2002 to August 2002 and 15% for September 2002 to December 2002 of ACM's allocable business expenses, less owner's salaries, payable monthly for the prior month's business expenses. The shared resource lease agreement is renewable annually. During 2002, $285,496 was paid to ACM for shared administrative expenses and $8,103 was due to ACM for December 2002 shared administrative expenses and is included in accounts payable.

During 2002, commissions were paid to the stockholders in the amount of $215,261.

During 2002, commissions were paid to related parties in the amount of $1,207,744.

As of December 31, 2002, $89,132 was due to the stockholder for commissions for October 1, 2002 through December 31, 2002 and is included in accounts payable.

6. PRIOR YEAR ADJUSTMENT

The Company has a bank account used to hold client cash passing between the client and the investment company. The Company maintains a balance of $35,000 in the account; the $35,000 does not include any client funds. A prior year adjustment has been made to record this account balance as of January 1, 2002. This entry has no affect on income as previously reported for 2001.

LAUTZE & LAUTZE
CPAs & FINANCIAL ADVISORS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULES 15c3-3 AND 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Aurum Securities Corp.
San Jose, California

We have audited the accompanying financial statements of Aurum Securities Corp. as of and for the year ended December 31, 2002, and have issued our report thereon dated January 30, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rules 15c3-3 and 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lautze & Lautze

San Jose, California
January 30, 2003

AURUM SECURITIES CORP.

SUPPLEMENTARY FINANCIAL INFORMATION

For The Year Ended December 31, 2002

AURUM SECURITIES CORP.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

December 31, 2002

Schedule I

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		$778,750
2.	Deduct ownership equity not allowable for Net Capital		
3.	Total ownership equity Qualified for Net Capital		
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
	B. Other (deductions) or allowable credits (list)		
5.	Total capital and allowable subordinated liabilities		
6.	Deductions and/or charges		
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	661,108	
	B. Secured demand note deficiency		
	C. Commodity futures contracts and spot commodities proprietary capital charges		
	D. Other deductions and/or charges		661,108
7.	Other additions and/or allowable credits (List)		
8.	Net capital before haircuts on securities positions		$117,642
9.	Haircuts on securities (computed where applicable pursuant to 15c3-1(f))		
	A. Contractual securities commitments	3,444	
	B. Subordinated securities borrowings		
	C. Trading and investment securities		
	1. Exempted securities		
	2. Debt securities		
	3. Options		
	4. Other securities		
	D. Undue Concentration		
	E. Other (List)		3,444
10.	Net Capital		$114,198

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$6,681
12.	Minimum dollar net capital requirement of reporting broker or dealer minimum net capital requirement of subsidiaries computed in accordance with Note (A)	100,000
13.	Net capital requirement (greater of line 11 or 12)	100,000
14.	Excess net capital (line 10 less 13)	14,198
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	104,177

See independent auditors' report on supplementary information.

AURUM SECURITIES CORP.
FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT (CONTINUED)
December 31, 2002

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total liabilities from Statement of Financial Condition		$100,210
17.	Add:		
	A. Drafts from immediate credit		
	B. Market value of securities borrowed from which no equivalent value is paid or credited		
	C. Other unrecorded amounts (List) proprietary capital charges		
19.	Total aggregate indebtedness		100,210
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		88%

OTHER RATIOS

21.	Percentage of debt to debt equity total computed in accordance with Rule 15c3-1(d)	0%

NOTES

(A) The minimum net capital requirement should be computed by adding the minimum dollars net capital requirement of the reporting broker dealer and for each subsidiary to be consolidated the greater of

1. Minimum dollar net capital requirement or
2. 6 2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities, which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5. Respondent should provide a list of material non-allowable assets.

(D) Non-allowable assets are made up as follows:

Cash clearing account	$	20,000
Cash reserve account		35,000
Commissions receivable		52,810
Prepaid expenses		10,185
Prepaid income tax		7,375
Investment in Aurum STS		532,438
Investment in NASDAQ		3,300
	$	661,108

See independent auditors' report on supplementary information.

AURUM SECURITIES CORP.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2002

Schedule II

The Company did not handle any customer cash or securities during the period and does not have any customer accounts.

See independent auditors' report on supplementary information.

AURUM SECURITIES CORP.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2002

Schedule III

The Company did not handle any customer cash or securities during the period and does not have any customer accounts.

AURUM SECURITIES CORP.
RECONCILIATIONS PURSUANT TO RULE 17a-5
December 31, 2002

Schedule IV

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between the computation per Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness
Computation per respondent	$ 125,276	$ 89,132
Differences:		
Investment in Aurum STS	5,725	-
Net loss	(5,725)	-
Accounts payable	(11,078)[1]	11,078
Computation per Schedule I	$ 114,198	$ 100,210

[1] Difference arose from audit adjustments relating to accounts payable.

OATH OR AFFIRMATION

I, ATEF ELTOUKHY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AURUM SECURITIES CORP., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

CANDY L. ARGENTINA
Comm. # 1348779
NOTARY PUBLIC - CALIFORNIA
Santa Clara County
My Comm. Expires March 28, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAUTZE & LAUTZE
CPAs & FINANCIAL ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Aurum Securities Corp.
San Jose, California

In planning and performing our audit of the financial statements and supplemental schedules of **Aurum Securities Corp.** (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lautze & Lautze

San Jose, California
January 30, 2003